

ZURICH
FINANCIAL SERVICES

03 AUG -7 AM 7:21


03029124

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date August 6, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group announces the closure of Zurich Life Assurance Company (Zurich Life), part of its UK Life Business, and its sale to Swiss Re" dated August 6, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Habegger

Andres Christen

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group announces the closure of Zurich Life Assurance Company (Zurich Life), part of its UK Life Business, and its sale to Swiss Re

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, August 6, 2003 - Zurich Financial Services Group (Zurich) today announces the closure of Zurich Life Assurance Company (Zurich Life), one of Zurich's UK life businesses, and its sale to Swiss Re. The transaction values the business at approximately USD 460 million. Approximately USD 240 million constitutes the cash payment, which will be paid by Swiss Re on completion. The balance of the transaction value will be remitted as dividends to Zurich ahead of completion. Subject to regulatory approvals, the transaction is expected to close by the end of 2003.

Sandy Leitch, Chief Executive Officer of the Zurich Financial Services UKISA/Asia Pacific Business Division, commented, "We are transforming our Life businesses in the UK. This involves sharpening our focus, reducing expenses, strengthening our overall capital position, and growing profitable new business. This transaction contributes to all of those aims. Zurich's overall business strategy and our commitment to building a powerful Zurich brand in the UK are unaffected by this decision."

Zurich Life's total annual premiums in 2002 were USD 118 million and new business premiums in 2002 (on an annual premium equivalent basis) were USD 19 million, representing 2% of Zurich's overall new business figures for its UK life business of USD 808 million.

ZURICH
FINANCIAL SERVICES

Zurich Life will no longer accept new business with effect from August 27, 2003. Servicing and administration of the closed business will transition to Computer Sciences Corporation, Swiss Re's third party administrators in 2004. The policy benefits of all existing customers will remain unaffected.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

Swiss Re is a leading reinsurer and the world's largest life and health reinsurer. The company is global, operating from 70 offices in 30 countries. Since its foundation in 1863, Swiss Re has been in the reinsurance business. Swiss Re has three business groups: Property & Casualty, Life & Health and Financial Services. Swiss Re offers a wide range of traditional reinsurance products and related services, which are complemented by insurance-based corporate finance solutions and supplementary services. Swiss Re is rated "AA" by Standard & Poor's, "Aa1" by Moody's and "A++" by A.M. Best.

Computer Sciences Corporation

Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology. With approximately 90,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and

ZURICH
FINANCIAL SERVICES

management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.3 billion for the 12 months ended March 28, 2003.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN